UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

TUNIU CORPORATION

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Ke Wang

Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

+852 3961 9700

With a copy to:

Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center

5 Dong San Huan Zhong Lu

Chaoyang District, Beijing 100020

People’s Republic of China
Telephone: +86 10 5920 1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 8, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP for the Class A Ordinary Shares. This CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 89977P106		Page 2 of 17 Pages

1.		Names of Reporting Persons Unicorn Riches Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		Page 3 of 17 Pages

1.		Names of Reporting Persons Hony Capital Fund V, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds OO
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person PN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		Page 4 of 17 Pages

1.		Names of Reporting Persons Hony Capital Fund V GP, L.P.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person PN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		Page 5 of 17 Pages

1.		Names of Reporting Persons Hony Capital Fund V GP Limited
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		Page 6 of 17 Pages

1.		Names of Reporting Persons Legend Holdings Corporation
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person CO

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

CUSIP No. 89977P106		Page 7 of 17 Pages

1.		Names of Reporting Persons John Huan Zhao
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(e) or 2(f) ☐
6.		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,436,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,436,780
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 27,436,780
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 15.3%(2)
14.		Type of Reporting Person IN

(2) Calculated based on the number in Row 11 above divided by 179,247,836, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of 15,000,000 Class A Ordinary Shares to be issued to the Reporting Persons on the Closing Date (as defined below) plus other shares to be issued concurrently with those shares.

Item 1.                                                         Securities and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at Tuniu Building No. 699-32, Xuanwudadao, Xuanwu District, Nanjing, Jiangsu Province 210042, the People’s Republic of China.

The Issuer’s American depositary shares (the “ADSs”), each representing three Class A Ordinary Shares, are listed on the NASDAQ Global Market under the symbol “TOUR.” The Reporting Persons (as defined below), however, only beneficially own the Class A Ordinary Shares.

In addition to the Class A Ordinary Shares, the Issuer also has outstanding Class B ordinary shares, par value $0.0001 per share (the “Class B Ordinary Shares,” and together with the Class A Ordinary Shares, the “Ordinary Shares”). Holders of the Class A Ordinary Shares are entitled to one vote per share, while holders of the Class B Ordinary Shares are entitled to ten votes per share. Holders of the Ordinary Shares vote together as one class on all matters that require a shareholders’ vote.  Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof, while Class A Ordinary Shares are not convertible into the Class B Ordinary Shares under any circumstance.

Item 2.                                                         Identity and Background

(a) — (c) and (f)        This Statement is being filed jointly by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”): (i) Unicorn Riches Limited, a company incorporated under the laws of the British Virgin Islands (“Unicorn”), (ii) Hony Capital Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V”), (iii) Hony Capital Fund V GP, L.P., a limited partnership organized under the laws of the Cayman Islands (“Hony Capital V GP”), (iv) Hony Capital Fund V GP Limited, a company incorporated under the laws of the Cayman Islands, (v) Legend Holdings Corporation, a company incorporated under the laws of the People’s Republic of China (“Legend Holdings”), and (vi) John Huan Zhao.

John Huan Zhao and Legend Holdings have 80% and 20%, respectively, equity ownership of Hony Capital Fund V GP Limited. Hony Capital Fund V GP Limited is the general partner of Hony Capital V GP, which is the general partner of Hony Capital V, which has 100% equity ownership of Unicorn.  As of the Closing Date (as defined below), Unicorn will directly hold 27,436,780 Class A Ordinary Shares of the Issuer.  Because of John Huan Zhao’s, Legend Holdings’, Hony Capital Fund V GP Limited’s, Hony Capital V GP’s and Hony Capital V’s relationships to Unicorn, each of them may be deemed to beneficially own the Class A Ordinary Shares of the Issuer directly held by Unicorn.

The present principal occupation of John Huan Zhao is the Chief Executive Officer of Hony Capital Limited. The principal business of each of Unicorn, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, Hony Capital Limited and Legend Holdings is making investments in public and private companies.

The principal business address of each of Unicorn, Hony Capital V, Hony Capital V GP, Hony Capital Fund V GP Limited, John Huan Zhao and Hony Capital Limited is as follows:

c/o Hony Capital Limited

Suite 2701, One Exchange Square

Central, Hong Kong

The principal business address of Legend Holdings is as follows:

A-10, Raycom Info Tech Park

No. 2, Kexueyuan Nanlu

Haidian District, Beijing, P. R. China

The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of Unicorn, Hony Capital Fund V GP Limited and Legend Holdings are set forth in Schedule I hereto and are incorporated herein by reference.

(d) — (e)                                                During the last five years, none of the Reporting Persons (or, to the knowledge of each of the Reporting Persons, any of the other persons listed in Schedule I hereto) has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3                                                            Source and Amount of Funds or Other Consideration

Unicorn, together with (i) JD.com E-commerce (Investment) Hong Kong Corporation Limited (“JD Investment”), a subsidiary of JD.com, Inc., a company listed on the NASDAQ Global Select Market, (ii) Ctrip Investment Holding Ltd. (“Ctrip Investment”), a subsidiary of Ctrip.com International, Ltd., a company listed on NASDAQ Global Select Market, and (iii) Dragon Rabbit Capital Limited (“Dragon Rabbit”) and Verne Capital Limited (“Verne Capital”), the respective personal holding companies of the Issuer’s chief executive officer Dunde Yu and chief operating officer Haifeng Yan, entered into a Subscription Agreement with the Issuer on December 15, 2014 (the “2014 Subscription Agreement”), a copy of which is attached hereto as Exhibit 7.01. Pursuant to the 2014 Subscription Agreement, the Issuer issued to Unicorn 12,436,780 Class A Ordinary Shares on December 31, 2014 (the “Tranche I Shares”), representing 14.5% of the Issuer’s then outstanding Class A Ordinary Shares, or 6.5% of the Issuer’s then outstanding Ordinary Shares, or 1.1% of the total voting power of the then outstanding Ordinary Shares of the Issuer, at a subscription price of US$50,000,000.

Unicorn entered into another Subscription Agreement with the Issuer on May 8, 2015 (the “2015 Subscription Agreement,” together with the 2014 Subscription Agreement, the “Subscription Agreements”), a copy of which is attached hereto as Exhibit 7.02. Pursuant to the 2015 Subscription Agreement, the Issuer will issue to Unicorn 15,000,000 Class A Ordinary Shares (the “Tranche II Shares,” together with the Tranche I Shares, the “Subscription Shares”) at a subscription price of US$80,000,000, at an expected closing date on May 22, 2015 (the “Closing Date”).  After the completion of the subscription of the Tranche II Shares and the other issuances of the Class A Ordinary Shares to certain other investors, which will be completed concurrently with Unicorn’s subscription of the Tranche II Shares, Unicorn will directly hold 27,436,780 Class A Ordinary Shares, representing 15.3% of the Issuer’s outstanding Class A Ordinary Shares, or 9.7% of the Issuer’s outstanding Ordinary Shares, or 2.2% of the total voting power of the outstanding Ordinary Shares of the Issuer.

The description of the Subscription Agreements contained herein is qualified in its entirety by reference to Exhibits 7.01 and 7.02, which are incorporated herein by reference.

The purchase of the Tranche I Shares and the Tranche II Shares by Unicorn was funded and will be funded, respectively, by equity contributions of the limited partners of Hony Capital V.

Item 4                                                            Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in in its entirety in this Item 4.

As described in Item 3 above and Item 6 below, the Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes.  They intend to review their investment on a regular basis and, as a result thereof and subject to the terms and conditions of the transaction documents described in this Statement, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the last paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations and subject to the restrictions on transfers set forth in the transaction documents described in this Statement. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

The Reporting Persons plan to make a proposal, after the completion of Unicorn’s subscription of the Tranche II Shares, to the Issuer to appoint one director to the board of directors of the Issuer, which will be subject to the board of directors of the Issuer’s review and decision in accordance with the applicable laws and the memorandum and articles of association of the Issuer.

Except as set forth in this Statement or in the transaction documents described herein, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person listed in Schedule I hereto, has any present plans or proposals that relate to or would result in:

(a)                                 The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)                                 An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)                                  A sale or transfer of a material amount of assets of the Issuer;

(d)                                 Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                                  Any material change in the present capitalization or dividend policy of the Issuer;

(f)                                   Any other material change in the Issuer’s business or corporate structure;

(g)                                  Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)                                 A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                     A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j)                                    Any action similar to any of those enumerated above.

Item 5                                                            Interest in Securities of the Issuer

The information contained on each of the cover pages of this Statement and the information set forth in Items 2, 3, 4 and 6 are hereby incorporated by reference in their entirety in this Item 5.

(a) - (b)                                                        The aggregate number of the Class A Ordinary Shares and the percentage of total outstanding Class A Ordinary Shares beneficially owned by each Reporting Person is set forth below. References to percentage ownerships of the Class A Ordinary Shares in this Statement are based on 179,247,836 Class A Ordinary Shares outstanding as of the Closing Date, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (ii) 93,750,000, being the sum of the Tranche II Shares to be issued to the Reporting Persons on the Closing Date plus other shares to be issued concurrently with the Tranche II Shares.  As of the Closing Date, each Reporting Person may be deemed to beneficially own an aggregate of 27,436,780 Class A Ordinary Shares, representing 15.3% of the Issuer’s outstanding Class A Ordinary Shares, or 9.7% of the Issuer’s outstanding Ordinary Shares.

After Unicorn’s subscription of the Tranche II Shares, Unicorn’s beneficial ownership in the Issuer will be increased to 27,436,780 Class A Ordinary Shares, representing 15.3% of the Issuer’s outstanding Class A Ordinary Shares, or 9.7% of the Issuer’s outstanding Ordinary Shares.

Hony Capital V, as the sole shareholder of Unicorn, may be deemed to beneficially own all of the Subscription Shares of the Issuer held by Unicorn pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Hony Capital V GP, as the general partner of Hony Capital V, may be deemed to beneficially own all of the Subscription Shares of the Issuer held by Unicorn pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Hony Capital Fund V GP Limited, as the general partner of Hony Capital V GP, may be deemed to beneficially own all of the Subscription Shares of the Issuer held by Unicorn pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Each of John Huan Zhao and Legend Holdings, as shareholders with 80% and 20%, respectively, of the equity ownership of Hony Capital Fund V GP Limited, may be deemed to beneficially own all of the Subscription Shares of the Issuer held by Unicorn pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Based on their holdings of the Subscription Shares, the Reporting Persons control approximately 2.2% of the total voting power of the outstanding Ordinary Shares on the Closing Date. References to percentage of voting power in this Statement are based on 283,732,980 Ordinary Shares of the Issuer outstanding as of the Closing Date, being the sum of (i) 85,497,836, being the total number of the Class A Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, (ii) 104,485,144, being the total number of the Class B Ordinary Shares outstanding as of March 31, 2015, as reported to the Reporting Persons by the Issuer as of that date, plus (iii) 93,750,000, being the sum of the Tranche II Shares to be issued to the Reporting Persons on the Closing Date plus other shares to be issued concurrently with the Tranche II Shares.  Each holder of the Class A Ordinary Shares is entitled to one vote per share and each holder of the Class B Ordinary Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no person listed in Schedule I hereto beneficially owns any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, beneficially owns any Ordinary Shares or has the right to acquire any Ordinary Shares.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any Ordinary Shares that they may be deemed to beneficially own.

(c)                                                                                  Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule I hereto, has effected any transaction in the Class A Ordinary Shares during the past 60 days.

(d)                                                                                 Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by the Reporting Persons.

(e)                                                                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 are hereby incorporated by reference in their entirety in this Item 6.

Subscription Agreements

Unicorn, together with JD Investment, Ctrip Investment, Dragon Rabbit and Verne Capital, entered into the 2014 Subscription Agreement with the Issuer, pursuant which the Issuer issued to Unicorn the Tranche I Shares on December 31, 2014 at a subscription price of US$50,000,000.

Unicorn entered into the 2015 Subscription Agreement with the Issuer on May 8, 2015, pursuant to which (i) the Issuer will issue to Unicorn the Tranche II Shares on the Closing Date at a subscription price of US$80,000,000 and (ii) Unicorn will enter into a registration rights agreement with the Issuer on or prior to the Closing Date.

Pursuant to each Subscription Agreement, Unicorn has agreed to not to offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Subscription Shares, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subscription Shares, until six months after the closing date contemplated by such Subscription Agreement.

Each Subscription Agreement contains customary representations, warranties and indemnities from the parties thereto for a transaction of this nature.

Observation Right Agreement

Unicorn, together with JD Investment, entered into an Observation Right Agreement with the Issuer on December 31, 2014 (the “Observation Right Agreement”).  Pursuant to the Observation Right Agreement, Unicorn has the right to designate one non-voting observer to the board of directors of the Issuer, and the observer will have the right to attend and observe, but not vote, at meetings of the board, for so long as Unicorn, together with its affiliates, holds more than 50% of the Class A Ordinary Shares acquired pursuant to the 2014 Subscription Agreement. The Observation Right Agreement contains rights and obligations of the observer that is customary for a transaction of this nature. A copy of the Observation Right Agreement is attached hereto as Exhibit 7.03.

Loan Agreements

Unicorn entered into a Loan Agreement with each of Dragon Rabbit and Verne Capital on December 30, 2014 (each, a “Loan Agreement” and collectively, the “Loan Agreements”), pursuant to which each of Dragon Rabbit and Verne Capital obtained a 13-month term loan from Unicorn in the principal amount of US$15,000,000 (each, a “Loan” and collectively, the “Loans”).  Copies of the Loan Agreements with Dragon Rabbit and Verne Capital are attached hereto as Exhibits 7.04 and 7.05, respectively.  Pursuant to each Loan Agreement, Dragon Rabbit or Verne Capital, as applicable, shall pay all interests and repay the principal amount of the Loan on the maturity date, which is December 31, 2015 and may be extended to January 20, 2016 upon mutual agreement of the parties to such Loan Agreement in writing.  Each of Dragon Rabbit and Verne Capital may prepay the whole or any part of its Loan from time to time before the maturity date without penalty or premium.

Mortgage Agreements

In connection with the Loan Agreements, Unicorn entered into a Share Mortgage with each of Dragon Rabbit and Verne Capital on December 30, 2014 (collectively, the “Share Mortgages”), pursuant to which each of Dragon Rabbit and Verne Capital granted a mortgage in favor of Unicorn over certain shares it held in the Issuer to secure its obligations under its Loan Agreement.  Copies of the Share Mortgages with Dragon Rabbit and Verne Capital are attached hereto as Exhibits 7.06 and 7.07, respectively.

The descriptions of the Subscription Agreements, the Observation Right Agreement, the Loan Agreements and the Share Mortgages set forth above in this Item 6 do not purport to be a complete description of the terms thereof and are qualified in their entirety by reference to the full text of the Subscription Agreements, the Observation Right Agreement, the Loan Agreements and the Share Mortgages, which have been attached hereto as Exhibits 7.01 through 7.07, respectively, and are incorporated herein by reference.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons listed in Schedule I hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 7.01:

Subscription Agreement, dated as of December 15, 2014, by and among Tuniu Corporation, Unicorn Riches Limited, JD.com E-commerce (Investment) Hong Kong Corporation Limited, Ctrip Investment Holding Ltd., Dragon Rabbit Capital Limited and Verne Capital Limited*

Exhibit 7.02:	Subscription Agreement, dated as of May 8, 2015, by and between Tuniu Corporation and Unicorn Riches Limited

Exhibit 7.03:	Observation Right Agreement, dated as of December 31, 2014, by and among Tuniu Corporation, Unicorn Riches Limited and JD.com E-commerce (Investment) Hong Kong Corporation Limited*

Exhibit 7.04:	Loan Agreement, dated as of December 30, 2014, by and between Unicorn Riches Limited and Dragon Rabbit Capital Limited**

Exhibit 7.05:	Loan Agreement, dated as of December 30, 2014, by and between Unicorn Riches Limited and Verne Capital Limited***

Exhibit 7.06:	Share Mortgage, dated as of December 30, 2014, by and between Unicorn Riches Limited and Dragon Rabbit Capital Limited**

Exhibit 7.07:	Share Mortgage, dated as of December 30, 2014, by and between Unicorn Riches Limited and Verne Capital Limited***

* Previously filed together with the Schedule 13D by JD.com, Inc. and its affiliates with the SEC on January 7, 2015.

** Previously filed together with the Schedule 13D by Dunde Yu and Dragon Rabbit Capital Limited with the SEC on January 9, 2015.

*** Previously filed together with the Schedule 13D by Haifeng Yan and Verne Capital Limited with the SEC on January 9, 2015.

SCHEDULE I

The name, present principal occupation, business address and citizenship of each directors and executive person of the relevant entities are set forth below.

I.                                        UNICORN RICHES LIMITED

A.                                    Directors

Name	Present Principal Occupations	Citizenship	Business Address
WANG Shunlong	Managing Director of Hony Capital Limited	Hong Kong Special Administrative Region	Suite 2701, One Exchange Square, Central, Hong Kong
CHAN Juley Lai	Senior manager of Hony Capital Limited	Hong Kong Special Administrative Region	Suite 2701, One Exchange Square, Central, Hong Kong

B.                                    Executive Officer

Unicorn Riches Limited does not have any executive officer.

II.                                   HONY CAPITAL FUND V GP LIMITED

A.                                    Directors

Name	Present Principal Occupations	Citizenship	Business Address
LIU Chuanzhi	Chairman of Legend Holdings Limited*	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, The People’s Republic of China
ZHU Linan	Chief Executive Officer of Legend Holdings Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, The People’s Republic of China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 2701, One Exchange Square, Central, Hong Kong

B.                                    Executive Officer

Hony Capital Fund GP Limited does not have any executive officer.

*  The principal business of Legend Holdings Limited is making investments in public and private companies, and its address is A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, the People’s Republic of China.

III.                              LEGEND HOLDINGS CORPORATION

A.                                    Directors

Name	Present Principal Occupations	Citizenship	Business Address
LIU Chuanzhi	Chairman of Legend Holdings Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China
ZHAO John Huan	Chief Executive Officer of Hony Capital Limited	United States of America	Suite 2701, One Exchange Square, Central, Hong Kong
LU Zhiqiang	Chairman of China Oceanwide Holdings Group*	People’s Republic of China	20th floor of Saite, 22nd Jianguomenwai, Chaoyang Dist., Beijing, P. R. China
DENG Maicun	General Secretary of the Chinese Academy of Sciences**	People’s Republic of China	52 Sanlihe Road, Beijing, P. R. China
WANG Jin	General Manager of Chinese Academy of Sciences Holdings Co., Ltd.***	People’s Republic of China	#702 Yingu Mansion, 9 Beisihuanxi Rd., Haidian District, Beijing, P. R. China

B.                                    Executive Officers

Name	Present Principal Occupations	Citizenship	Business Address
ZHU Linan	Chief Executive Officer of Legend Holding Limited	People’s Republic of China	A-10, Raycom Info Tech Park, No. 2, Kexueyuan Nanlu, Haidian District, Beijing, P. R. China

*  The principal business of China Oceanwide Holdings Group is real estate development and making investments in public and private companies, and its address is 20th floor of Saite, 22nd Jianguomenwai, Chaoyang District, Beijing, the People’s Republic of China.

**  The principal business of Chinese Academy of Sciences is a national academic and research institution owned and controlled by the PRC government, and its address is 52 Sanlihe Road, Beijing, the People’s Republic of China.

*** The principal business of Chinese Academy of Sciences Holdings Co., Ltd. is an asset management vehicle wholly owned by the Chinese Academy of Sciences, and its address is #702 Yingu Mansion, 9 Beisihuanxi Rd., Haidian District, Beijing, the People’s Republic of China.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2015

UNICORN RICHES LIMITED

By:	/s/ Shunlong Wang
Name: Shunlong Wang
Title: Director

HONY CAPITAL FUND V, L.P.
Acting by its sole general partner Hony Capital Fund V GP, L.P.

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

HONY CAPITAL FUND V GP, L.P.
Acting by its sole general partner Hony Capital Fund V GP Limited

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

HONY CAPITAL FUND V GP LIMITED

By:	/s/ John Huan Zhao
Name: John Huan Zhao
Title: Authorized Signatory

LEGEND HOLDINGS CORPORATION

By:	/s/ Min Ning
Name: Min Ning
Title: Authorized Signatory

JOHN HUAN ZHAO

By:	/s/ John Huan Zhao
Name: John Huan Zhao